Exhibit 99.1

Red White & Bloom and Aleafia Health Execute Binding Letter Agreement for

Business Combination

▪	The Combined Company (as defined below) is expected to represent C$138 million in trailing distribution and retail revenue from the Canadian, United States and European cannabis end-markets and combined Gross Profit before fair value adjustments of $39 million.(1)(2)(3)(4)
▪	On a combined basis, RWB and Aleafia are expected to service approximately 3,000 retail locations in North America. (1)(2)(3)(4)
▪	Expected annualized synergies of approximately C$10 million in COGS and SG&A through optimization and economies of scale, and elimination of debt service obligations. (1)(2)(3)(4)

TORONTO, ONTARIO June 7, 2023 (GLOBE NEWSWIRE) - Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) and Aleafia Health Inc. (TSX: AH and OTCQB: ALEAF) (“Aleafia”) are pleased to announce that the Company and Aleafia have entered into a binding letter agreement on June 6, 2023 (the “Letter Agreement”) whereby the Company has agreed to acquire Aleafia and its subsidiaries in a business combination transaction (the “Proposed Transaction”).

Under the terms of the Letter Agreement, each outstanding common share in the capital of Aleafia (each, an “Aleafia Share”) will be exchanged for 0.35 of a common share in the capital of the Company (each, an “RWB Share”), subject to customary adjustment (the “Exchange Ratio”). Upon the completion of the Proposed Transaction, existing RWB shareholders are expected to own approximately 76% of the Combined Company resulting from the Proposed Transaction (the "Combined Company") and Aleafia shareholders are expected to own approximately 24% of the Combined Company.

The Letter Agreement provides for the parties to enter into a definitive arrangement agreement setting out the final terms and conditions of the Proposed Transaction, at which time additional information will be provided in a subsequent press release.

Management Commentary

“The intended acquisition of Aleafia expands our footprint to the largest federally legal cannabis market globally," said Brad Rogers, CEO and Director of RWB. “Combining our award-winning brands and IP with Aleafia’s proven cultivation, manufacturing, and distribution capabilities, creates one of the most dynamic cross border companies in the industry. We continue to focus on delivering significant value to our shareholders and believe this transaction aligns with that commitment.”

“The potential acquisition of Aleafia represents a transformative milestone for RWB. It provides a well-established distribution beachhead for RWB and its premium Platinum brand into the Canadian market, opens up the larger U.S. market to Aleafia’s select brands through RWB’s distribution and retail channels, and provides both companies with an opportunity to mutually leverage their respective competencies in the areas of cultivation, procurement, product development, and sales and marketing,” said Eddie Mattei, CFO of RWB. “Working together, we believe RWB and Aleafia are well positioned to capitalize on value-added synergies that will ultimately enhance the profitability of the Combined Company.” (1)

“The Canadian cannabis market has the potential to be a dynamic industry and is rapidly experiencing consolidation. In 2022 and 2023, Aleafia has achieved significant milestones including growing the Divvy brand through expansion into five provincial markets and bolstering its international business through sales into Europe and Australia. The Proposed Transaction is a next step in the Aleafia story as it enhances our size and scale which is a critical requirement to compete in this market and provides Aleafia improved access to capital to execute on our strategic growth opportunities,” said Tricia Symmes, Chief Executive Officer of Aleafia.

“This is a prime opportunity for Aleafia to merge with a multi-state operator. The Proposed Transaction would recapitalize Aleafia’s balance sheet and provide our shareholders with access to a larger market capitalization and exposure to the U.S. recreational and medical cannabis markets,” said Matt Sale, Chief Financial Officer of Aleafia. “The improved financial flexibility and capacity of the Combined Company will enhance the ability to execute on organic and acquisitive growth strategies,” continued Mr. Sale.

Key Business and Transaction Highlights(1)

•	Enhanced Size & Scale: Aleafia generated C$40 million in revenue in the twelve months ended December 31, 2022, which on a pro forma basis, increases the Combined Company’s revenue profile by 41%. (4)
•	Expanded Retail and Distribution Opportunities:(1)(2)(3)(4) Expected to create an opportunity to collaboratively launch RWB and Aleafia’s premium brands across multiple product categories into well-established distribution and retail networks throughout North America providing approximately 3,000 retail locations in active markets including Michigan, Florida, California, Arizona, Missouri, and select provinces in Canada including Ontario, British Columbia, Alberta, Manitoba, and Saskatchewan and Europe.
•	Potential Synergies:(1)(2)(3)(4) The Combined Company is anticipated to realize synergies of approximately $10 million as the Combined Company will aim to: (i) leverage RWB’s supply chain and manufacturing competencies, (ii) increase each of RWB and Aleafia’s respective economies of scale with the introduction of incremental premium product volumes, and (iii) optimize Aleafia’s post-close operations as a subsidiary of RWB versus a standalone publicly traded entity.
•	Platinum Vapes:(1)(2) The Combined Company will be positioned to debut Platinum Vape in the Canadian market as it sets to launch its premium products in Canada. Aleafia will continue to serve as the manufacturing and distribution partner for Platinum Vapes’ first international brand expansion.
•	Over the years, the Platinum brand has received significant recognition and achieved numerous accolades. BDSA[1] ranks Platinum Vape™ as the #1 selling vape brand in Michigan for multiple months running earning the title of the #1 vape brand in Michigan according to ArcView Industry Vape Report for Platinum Vape™.
•	Divvy, Aleafia’s everyday brand, is consistently one of the top searched brands in Ontario and one of the fastest growing brands in Aleafia’s core markets. The success of Aleafia’s pre-roll and milled (cropped) product formats, supplied by sun grown flower from the largest outdoor cultivation facility in Canada, has propelled them into a peak #4 and #2, respectively, market share ranking for fiscal year 2023 in Ontario, the largest provincial market in Canada.

_________________________

1 https://www.unitedstatesofcannabis.leaflink.com/michigan

•	Management Expertise:(1)(2) The Combined Company will be led by a deep roster of seasoned executives with several years of execution experience in markets including cannabis, consumer packaged goods, and vertically integrated manufacturing.

Summary of the Proposed Transaction

The Proposed Transaction is expected to be completed by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario). Under the terms of the Letter Agreement, RWB will acquire all of the issued and outstanding Aleafia Shares in exchange for RWB Shares on the basis of the Exchange Ratio. Outstanding options and warrants to purchase Aleafia Shares will become exercisable to acquire RWB Shares on the same terms and conditions, on the basis of the Exchange Ratio. Outstanding restricted and deferred share units of Aleafia will be settled upon closing in RWB Shares on the basis of the Exchange Ratio.

The Proposed Transaction will require the approval of: (a) (i) two-thirds of the votes cast by shareholders of Aleafia, and, if required, (ii) a simple majority of the votes cast by minority Aleafia shareholders in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), at a special meeting of Aleafia shareholders expected to take place in the third quarter of 2023 (the “Aleafia Meeting”); (b) debentureholders of the requisite percentage of the principal amount of each series of Aleafia Convertible Debentures (“Debentureholder Approval”); and (c) if required, RWB shareholders at a special meeting of RWB shareholders expected to take place in the third quarter of 2023 (the “RWB Meeting”).

Completion of the Proposed Transaction will be subject to customary closing conditions and receipt of necessary court and regulatory approvals, including stock exchange approval. Subject to receipt of all necessary approvals, the Proposed Transaction is expected to close by no later than 5:00 p.m. on October 31, 2023 (the “Effective Time”).(1)

A copy of the Letter Agreement will be filed on Aleafia and RWB’s SEDAR profiles at www.sedar.com. Prior to entering into a definitive arrangement agreement, all members of the board of directors of Aleafia, all officers of Aleafia and certain other security holders of Aleafia, will enter into customary support and voting agreements.

The Letter Agreement provides for the parties to enter into a definitive arrangement agreement setting out the final terms and conditions of the Proposed Transaction on or before July 31, 2023. The Letter Agreement contains, and the arrangement agreement will continue to contain, standard non-solicitation and superior proposal provisions and a break fee of C$2 million. The Letter Agreement includes, and arrangement agreement will continue to include other provisions such as conditions to closing the Proposed Transaction, and representations and warranties and covenants customary for arrangement agreements. Further details with respect to the Proposed Transaction will be included in the arrangement agreement and in an information circular to be mailed to Aleafia shareholders in connection with the Aleafia Meeting and to holders of Aleafia Convertible Debentures, as applicable, and to RWB shareholders in connection with the RWB meeting (if required). Once available, copies of the arrangement agreement and information circular will be filed on each of Aleafia and RWB’s SEDAR profiles at www.sedar.com, as applicable.

Fairness Opinion

Prior to entering into a definitive arrangement agreement, the disinterested members of the board of directors of Aleafia will engage a financial advisor to provide Aleafia with an opinion stating that the consideration offered pursuant to the Letter Agreement and subsequent definitive arrangement agreement is fair, from a financial point of view to the holders of Aleafia common shares and, if required pursuant to MI 61-101, Aleafia will obtain a formal valuation from an independent valuator.

Aleafia Board Approval

As previously announced by Aleafia, a committee of disinterested members of the board of directors of Aleafia (the “Committee”) was previously established to review and evaluate all options available to Aleafia, including the Proposed Transaction. After conducting an analysis of the options available, including the Proposed Transaction, the Committee unanimously recommended the Proposed Transaction to the board of directors as being in the best interests of Aleafia and Aleafia’s security holders.

In recommending the Proposed Transaction, the Committee considered and evaluated a number of factors, including but not limited to:

•	Aleafia has experienced recurring losses and currently faces substantial challenges in meeting its financial obligations and maintaining liquidity to fund ongoing operations and further revenue growth.

•	Existing contractual restrictions, constraints on accessing capital markets, and Aleafia’s financial condition make it challenging to secure alternative sources of funding. Aleafia has been unable to secure sufficient additional equity or debt financing to alleviate its ongoing liquidity issues.

•	The Proposed Transaction also provides a viable solution to address Aleafia’s financial stability, fund its ongoing operational expenses, service applicable debt requirements, and fund essential strategic projects.

•	The combination of RWB and Aleafia brings together complementary strengths and resources in the cannabis industry. The Committee recognizes that the prospective combined entity enhances the ability of both parties to the transaction to achieve their strategic goals and continue to build both shareholder value and confidence in the newly formed, combined entity.

The Committee will continue to independently assess the Proposed Transaction through to closing, including upon completion of diligence and receipt of the fairness opinion, to ensure that Aleafia security holders’ interests are protected.

RWB Board Approval

From an RWB perspective, Mr. Colby De Zen has a disclosable interest with respect to the Proposed Transaction given his involvement with certain affiliated parties that may be directors, creditors and/or shareholders of RWB and Aleafia, and which are owned and controlled by members of Mr. Colby De Zen’s family. In accordance with Canadian corporate law requirements, he declared the nature and extent of his interest in the Proposed Transaction and recused himself from consideration and voting on the Proposed Transaction. The disinterested directors of RWB participated in evaluating and recommending the Proposed Transaction.

Assignment of Secured Debt

Concurrent with entering into the Letter Agreement, the loan agreement made as of December 24, 2021, between Aleafia and certain of its subsidiaries, as borrower, with certain of Aleafia’s other subsidiaries as guarantors, and NE SPC II LP, as lender, as amended on March 28, 2022, June 17, 2022, April 26, 2023, May 15, 2023, and May 31, 2023 (the “Aleafia Senior Secured Loan Agreement”) was assigned by NE SPC II LP to RWB.

Credit Facility and Settlement of Aleafia Convertible Debentures

Pursuant to the Letter Agreement, within 30 days of the Letter Agreement, RWB and Aleafia will negotiate in good faith a credit facility to be provided by RWB to Aleafia of $17.5 million (the “RWB Credit Facility”). In the event that either party terminates the Letter Agreement or arrangement agreement, the board of directors of Aleafia does not unanimously recommend that Aleafia Shareholders vote in favour of the Proposed Transaction or the Proposed Transaction fails to gain any of the prerequisite approvals required to close, including but not limited to any required security holder approvals, such as the approval of the holders of the Aleafia Convertible Debentures, or court approval of the Arrangement, or if any conditions to closing the Proposed Transaction are not satisfied or waived, the due date of the RWB Credit Facility will accelerate.

RWB intends to secure a $30 million credit facility (the “New Credit Facility”). The proceeds from the New Credit Facility will serve multiple purposes, including the funding of the assignment of the Aleafia Senior Secure Loan Agreement to RWB, full and final settlement of all outstanding principal and accrued interest and any other amounts owing in respect of certain Aleafia convertible debentures issued under the amended and restated debenture indenture providing for the issue of certain convertible debentures dated as of June 27, 2022 between Aleafia and Computershare Trust Company of Canada, as the trustee, as supplemented by: (a) the first supplemental indenture dated as of June 27, 2022 (providing for the issue of the 8.5% Series A Secured Convertible Debentures Due June 30, 2024; (b) the second supplemental indenture dated as of June 27, 2022 (providing for the issue of the 8.5% Series B Secured Convertible Debentures Due June 30, 2026), and (c) the first supplemental indenture dated as of June 27, 2022 (providing for the issue of 8.50% Series C Secured Debentures Due June 30, 2028) (collectively, the “Aleafia Convertible Debentures”) for an aggregate of $6 million at the Effective Time (subject to receipt of Debentureholder Approval), funding working capital requirements and targeted growth initiatives of the Combined Company, and covering general corporate expenses and transaction costs associated with the Proposed Transaction. Specific terms for the New Credit Facility will be confirmed upon execution of final funding agreements and will be subject to the completion of the Proposed Transaction.

Concurrently with the execution of the Letter Agreement, Royal Group Resources Ltd. (“RGR”), an existing creditor of both RWB and Aleafia, provided RWB with $14 million as an advance under the Company’s existing secured note in favour of RGR dated March 27, 2023 (the “RGR Advance”). The RGR Advance will be retired upon closing of the New Credit Facility.

Also concurrent with the execution of the Letter Agreement and upon receipt of the RGR Advance, RWB will enter into an agreement to advance to Aleafia an amount equal to $1.5 million under the Aleafia Senior Secured Loan Agreement.

Notes:

(1)	This is forward-looking information and based on a number of assumptions. See “Cautionary Note Regarding Forward-Looking Information“ and “Assumptions.”
(2)	This target, and the related assumptions, involve known and unknown risks and uncertainties that may cause actual results to differ materially. See “Assumptions.”
(3)	Certain financial information included in this press release is neither audited nor reviewed. Where possible, the information has been constructed by management from available audited or audit reviewed financial statements. Where no audited or audit reviewed information has been available, additional management accounting information has been utilized to construct financial information. Readers are cautioned not to place undue reliance on such information.

(4)  Based on the twelve months ended December 31, 2022.

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Massachusetts, Missouri, and Michigan.

Red White & Bloom Brands Inc. Investor and Media Relations

Edoardo Mattei, CFO

IR@RedWhiteBloom.com

947-225-0503, x.1003

Visit us on the web: www.redwhitebloom.com

Follow us on social media:

@rwbbrands
@redwhitebloombrands
@redwhitebloombrands

About Aleafia Health Inc.

Aleafia is a federally licensed Canadian cannabis company offering cannabis products in Canadian adult-use and medical markets and in select international markets, including Australia and Germany. Aleafia operates a virtual medical cannabis clinic staffed by physicians and nurse practitioners which provide health and wellness services across Canada.

Aleafia owns three licensed cannabis production facilities and operates a strategically located distribution centre all in the province of Ontario, including the largest, outdoor cannabis cultivation facility in Canada. Aleafia produces a diverse portfolio of cannabis and cannabis derivative products including dried flower, pre-roll, milled, vapes, oils, capsules, edibles, sublingual strips and topicals.

For Aleafia Investor & Media Relations

Matthew Sale, CFO

IR@Aleafiahealth.com

LEARN MORE: www.AleafiaHealth.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this news release, forward-looking statements relate to, among other things, statements regarding: the Proposed Transaction; the definitive arrangement agreement that the parties anticipate entering into in connection with the Proposed Transaction; the receipt of necessary shareholder, court and regulatory approvals for the Proposed Transaction; the anticipated timeline for completing the Proposed Transaction; the terms and conditions pursuant to which the Proposed Transaction will be completed, if at all; the anticipated benefits of the Proposed Transaction; the Combined Company; the future financial and operational performance of the Combined Company; the Combined Company’s key business segments, product offerings, and overall financial performance; products of the Combined Company; and potential future revenue and cost synergies resulting from the Proposed Transaction. These forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.

In respect of the forward-looking statements concerning the Proposed Transaction, including the entering into of the definitive arrangement agreement, and the anticipated timing for completion of the Proposed Transaction, the Company and Aleafia have relied on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, shareholder, stock exchange and other third party approvals and the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Proposed Transaction. This timeline may change for a number of reasons, including unforeseen delays in preparing meeting materials; inability to secure necessary regulatory, court, shareholder, stock exchange or other third-party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Proposed Transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

Risks and uncertainties that may cause such differences include but are not limited to: the risk that the Proposed Transaction may not be completed on a timely basis, if at all; the conditions to the consummation of the Proposed Transaction may not be satisfied; the risk that the Proposed Transaction may involve unexpected costs, liabilities or delays; the possibility that legal proceedings may be instituted against the Company, Aleafia and/or others relating to the Proposed Transaction and the outcome of such proceedings; the possible occurrence of an event, change or other circumstance that could result in termination of the Proposed Transaction; risks relating to the failure to obtain necessary shareholder and court approval; other risks inherent in the plant-based food industry. Failure to obtain the requisite approvals, or the failure of the parties to otherwise satisfy the conditions to or complete the Proposed Transaction, may result in the Proposed Transaction not being completed on the proposed terms, or at all. In addition, if the Proposed Transaction is not completed, the announcement of the Proposed Transaction and the dedication of substantial resources of the Company and Aleafia to the completion of the Proposed Transaction could have a material adverse impact on each of the Company’s and Aleafia’s share price, its current business relationships and on the current and future operations, financial condition, and prospects of each of the Company and Aleafia.

Financial Outlook and Assumptions

The Company, Aleafia and their respective management believe that the statements regarding expected annual synergies from the Combined Company in COGS, SG&A and debt service contained in this press release are reasonable as of the date hereof, are based on management's current views, strategies, expectations, assumptions, and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These statements are considered future-oriented financial outlooks and financial information (collectively, “FOFI”) under applicable securities laws. These statements and any other FOFI included herein have been approved by management of the Company and Aleafia as of the date hereof. Such FOFI are provided for the purposes of presenting information about management's current expectations and goals relating to the benefits of the Proposed Transaction and the future business of the combined company. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above under “Cautionary Note Regarding Forward Looking Information,” it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated, or expected. Although management of RWB and Aleafia have attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Each of the Company and Aleafia disclaims any intention or obligation to update or revise any FOFI, whether as a result of new information, future events or otherwise, except as required by securities laws.

In developing the financial guidance set forth above, RWB and Aleafia made the following assumptions and relied on the following factors and considerations:

•	The targets are based on each of RWB’s and Aleafia’s historical results including annualized revenue from its financial results for the period ended December 31, 2022, as adjusted for subsequent events including completion of the Proposed Transaction.
•	Revenue sustainability and growth depend on a variety of factors, including among other things, location, competition, legal and regulatory requirements.
•	The immediate reduction of public company professional and service fees, such as but not limited to, errors and omissions insurance, audit services, listing expenses and external legal fees, as well as other cost reductions typical in M&A transactions.
•	No changes to existing cannabis legislation and regulations in Canada, the United States and Europe.
•	All RWB and Aleafia regulatory licences remain in good standing with domestic and international regulators.